                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 29549


                                    FORM 11-K


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the fiscal year ended December 31, 1999



[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
         For the transition period ______________ to _____________


         Commission file number: 0-8641





                   SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

                                       OF

                     SELECTIVE INSURANCE COMPANY OF AMERICA


                         Selective Insurance Group, Inc.
                                40 Wantage Avenue
                              Branchville, NJ 07890

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                        FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 1999 AND 1998

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)


                                      Index


                                                                                                          Page
                                                                                                          ----
Independent Auditors' Report ........................................................................       1


Statements of Net Assets Available for Plan
         Participants - December 31, 1999 and 1998 ..................................................       2

Statements of Changes in Net Assets Available
         for Plan Participants - Years ended
         December 31, 1999 and 1998 .................................................................       3

Notes to Financial Statements .......................................................................     4-8


Schedule

 1                  Schedule H Part IV, line 4 (I)- Schedule of Assets Held for
                    Investment Purposes - December 31, 1999  ........................................       9

                          Independent Auditors' Report


The Trustees
Selective Insurance Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan participants of the Selective Insurance Retirement Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan participants for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan participants of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for plan participants for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ KPMG LLP
New York, New York
June 23, 2000

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                       Statements of Net Assets Available
                              for Plan Participants
                           December 31, 1999 and 1998






                                                    1999             1998
                                                 -----------       ----------
Assets:

     Investments, at fair value                  $68,020,626       57,012,392

     Participant loans receivable                  1,516,375        1,244,035
                                                 -----------       ----------


Net assets available for plan participants       $69,537,001       58,256,427
                                                 ===========       ==========




See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                  Statements of Changes in Net Assets Available
                              for Plan Participants

                     Years ended December 31, 1999 and 1998


Additions:

                                                1999             1998
                                             -----------       ----------
Contributions:
     Plan participants                       $ 5,167,565        5,522,068
     Employer                                  1,655,582        1,539,109
                                             -----------       ----------
          Total contributions                  6,823,147        7,061,177
                                             -----------       ----------

Investment income:
     Interest                                    753,037          809,590
     Dividends                                 5,072,718        2,877,212
     Net appreciation in
         fair value of investments             2,451,283          167,182
                                             -----------       ----------
          Total investment income              8,277,038        3,853,984
                                             -----------       ----------

              Total additions                 15,100,185       10,915,161

Withdrawals and distributions                  3,819,611        3,862,318
                                             -----------       ----------

Net increase in net assets
     available for plan participants          11,280,574        7,052,843

Net assets available for plan
     participants at beginning of year        58,256,427       51,203,584
                                             -----------       ----------

Net assets available for plan
     participants at end of year             $69,537,001       58,256,427
                                             ===========       ==========




See accompanying notes to financial statements.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements
                           December 31, 1999 and 1998

(1)      Plan Description

         (a)    General

                The Selective Insurance Retirement Savings Plan (the "Plan") is a voluntary defined contribution retirement savings plan available to all eligible employees (as defined) of Selective Insurance Company of America (the "Company", or "Employer"). All contributions, including the Employer's contributions, are participant directed. Participants may elect to invest contributions in one or more of the available funds. Participants should refer to the plan document for more complete information.

         (b)    Plan Participants Contributions

                A participant may contribute to the Plan, on a before or after-tax basis, through payroll deductions, amounts ranging from 2% to 6% of such participant's compensation (as defined), which are subject to matching by the Company. Participants may contribute up to an additional 6% of compensation which is not subject to matching by the Company. Highly compensated employees (as defined by the Internal Revenue Service) may be limited to smaller contributions.

         (c)    Employers Contributions

                Contributions were made by the Company in amounts equal to 50% of each participant's contribution that was subject to Company matching for the years ended December 31, 1999 and 1998. The Company may make an additional discretionary contribution for any plan year as determined by the Board of Directors. No additional discretionary contribution was made for the plan years ended December 31, 1999 and 1998.

         (d)    Participants' Accounts

                The participant record-keeping services are provided by T. Rowe Price Trust Company ("TRP"). Each participant's account is credited with the participant's contribution, the appropriate amount of the Employer's contribution and an allocation of investment fund earnings or losses in which the participant has directed his or her contributions.

         (e)    Vesting

                All Plan Participants' contributions and earnings or losses thereon are fully vested at all times. Employer's contributions and earnings or losses thereon vest as follows:

                Years of Service (as defined)                 Vesting Percentage
                ----------------                              ------------------
                Less than two                                        0%
                Two but less than three                             30
                Three but less than four                            40
                Four but less than five                             50
                Five but less than six                              75
                Six or more                                        100

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(1)      Plan Description

         (e)      Vesting, cont.

                  Units representing Employer's contributions and earnings or losses thereon vest 100% immediately in case of death, or retirement on or at age 65.

         (f)      Withdrawals

                  During employment, a participant may make withdrawals of amounts applicable to Employer's and Plan Participants' contributions and earnings or losses thereon, subject to certain restrictions. Certain withdrawals preclude the participant from making further contributions or further withdrawals under the Plan for various periods of time. The vested and non-vested portion of the participant's account attributable to Company contributions and earnings or losses thereon will be put in a suspended status until the participant's retirement, death, disability, termination, or re-enrollment in the Plan no earlier than 12 months after the effective date of the withdrawal, whichever of these occurs earliest.

         (g)      Benefit Payments

                  The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

                  Upon termination of employment or disability, if a participant's present value (as defined) does not exceed $3,500, the vested value is either distributed in the form of a lump-sum payment, or the participant may elect to defer distribution for a period of 12 months following the date of termination, but in no event later than the participant's required beginning date, as defined. If the present value exceeds $3,500 the participant may request a lump-sum payment or may elect to defer distribution until age 65, as set forth in the Plan. Upon a participant's death the entire vested present value is distributed in the form of a lump-sum payment.

                  Effective May 1, 1998, the Plan was amended to increase the lump-sum payment from $3,500 to $5,000 in accordance with the Taxpayer Relief Act of 1997.

                  The vested values of participants who elected to defer distribution aggregated $2,911,638 and $2,014,976 at December 31, 1999 and 1998, respectively.

         (h)      Participant Loans

                  Participants may borrow from their employee before-tax contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the participant investment fund to the loan fund. Loan terms range from zero to five years or up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant's account. Withdrawal requests which reduce the security amount lower than the outstanding loan balance are not permitted. Interest is repaid to the participant's account.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(1)      Plan Description

         (h)      Participant Loans, cont.

                  Interest rates are determined to be prime rate (established at the loan inception) plus 1%. Principal and interest is repaid through bi-weekly payroll deductions.


(2)      Summary of Significant Accounting Policies

         (a)      Basis of Presentation

                  The accompanying financial statements have been prepared in conformity with generally accepted accounting principles and use the accrual basis of accounting.

         (b)      Adoption of Accounting Policies

                  In September 1999, the American Institute of Certified Public Accountants issued Statement of Position No. 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosure Matters" ("SOP 99-3"). SOP 99-3 simplifies disclosures for certain investments and is effective for plan year ending after December 15, 1999. The plan adopted SOP 99-3 during the plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. As a result, certain amounts in the Plan's prior year financial statements and related notes have been restated to conform with the 1999 presentation.

         (c)      Investments

                  Investment options under the Plan include one Selective Insurance Stock Fund, eight TRP funds and two Vanguard funds (collectively referred to as the "Funds"). Fair value of the funds which are comprised of stocks and bonds are based on quoted market prices except when otherwise stated. Transactions recorded in the funds are on a trade date basis.

                  One of the TRP Funds, The Stable Value Common Trust Fund is valued at investment contract value which approximates fair value. The contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, TRPs valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the contract rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

                  The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates may have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, stock market, interest rates, economic conditions and world affairs.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

                  The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                   1999             1998
                                                -----------       ----------

Equity Income Fund, 826,743                     $20,511,503       20,265,365
       and 769,961 shares, respectively
New America Growth Fund, 210,104                 10,097,579        8,542,547
       and 178,752 shares, respectively
Science & Technology Fund, 149,746                9,540,299        2,798,587
       and 74,292 shares, respectively
Prime Reserve Fund 7,670,972                      7,670,972        7,663,730
       and 7,663,730 shares, respectively
Small Cap Value Fund, 345,644                     6,090,251        6,844,374
       and 360,800 shares, respectively
International Stock Fund, 303,178                 5,769,478        4,245,002
       and 283,189 shares, respectively
New Income Fund, 512,693                          4,183,573        4,312,842
       and 489,539 shares, respectively

                  During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,451,283 and $167,182 respectively as follows:

                                  Mutual Funds                   $ 2,606,336               $ 299,762
                                  Common Stock                      (155,053)               (132,580)
                                                                 -----------               ---------
                                                                 $ 2,451,283               $ 167,182
                                                                 ===========               =========


         (d)      Use of Estimates

                  The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

(3)      Fund Management

         The Plan assets in the fund are held in trust and managed by TRP. The trustee has full discretionary authority over the underlying investment fund alternatives provided to the participants.

         Plan contributions to the trust funds are deposited with TRP in one or more of the Funds, as directed by the participant.

(4)      Forfeitures

         Upon termination of a participant's employment, any non-vested Company contributions are placed in a separate account and will become a forfeiture when the participant incurs a break-in-service (as defined). Forfeited amounts of $70,229 and $60,563, in 1999 and 1998 respectively, were used to reduce the Company's matching contributions or pay administrative expenses of the Plan.

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

                    Notes to Financial Statements, continued

(5)      Plan Expenses

         Expenses of the Plan were paid by the Company in 1999 and 1998.

(6)      Plan Termination

         The Plan has no termination date, and it is the Company's intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time that it may deem advisable. Upon termination of the Plan or upon complete discontinuance of Company contributions, all of the amounts credited to participants' accounts will become immediately 100% vested.


(7)      Tax Status

         The plan administrator has obtained a tax determination letter dated July 23, 1997, from the Internal Revenue Service stating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code and that the related trust is exempt from Federal income taxes under Section 501(a) of the Internal Revenue Code. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Internal Revenue Code.

Schedule 1

                               SELECTIVE INSURANCE
                             RETIREMENT SAVINGS PLAN

          Schedule H Part IV, Line 4 (I) - Schedule of Assets Held for
                     Investment Purposes December 31, 1999


                                                                      Fair Value
                                                                     -----------
         Selective Insurance Stock Fund                             $  1,167,088
         T. Rowe Price Trust Company Funds:
           Stable Value Common Trust Fund                              1,171,609
           Prime Reserve Fund                                          7,670,972
           International Stock Fund                                    5,769,478
           New Income Fund                                             4,183,573
           Small Cap Value Fund                                        6,090,251
           New America Growth Fund                                    10,097,579
           Equity Income Fund                                         20,511,503
           Science & Technology Fund                                   9,540,299
         Vanguard Institutional Index Fund                             1,791,441
         Vanguard Admiral Intermediate-Term Treasury Fund                 26,833
                                                                     -----------
                                                                      68,020,626

         Participant Loans Receivable                                  1,516,375
                                                                     -----------
         Total                                                       $69,537,001
                                                                     ===========

Signatures

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Selective Insurance Retirement Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN:    SELECTIVE INSURANCE RETIREMENT SAVINGS PLAN

PLAN
ADMINISTRATOR:             Selective Insurance Company of America



Date:    June 28, 2000
                                           By:  /s/ Dale A. Thatcher
                                                --------------------------------
                                                Dale A. Thatcher
                                                Senior Vice President
                                                and Chief Financial Officer



INDEX TO EXHIBITS





Exhibit No.                                                   Description
-----------                                  ---------------------------------------
       23                                    Consent of KPMG LLP dated June 28, 2000